United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of March, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: March 19th, 2013

IR Contact Information: ir@GRUMA.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, March 19, 2013	www.gruma.com

GRUMA ANNOUNCES THE RENEWAL OF

ITS MARKET MAKER AGREEMENT WITH UBS

Monterrey, N.L., Mexico, March 19, 2013. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB), announced today that it has renewed its Market Maker (''Formador de Mercado'') services agreement with UBS CASA DE BOLSA, S.A. DE C.V.(''UBS''), to trade its GRUMAB shares. Pursuant to said renewal, UBS will continue operations as Market Maker for GRUMAB until December 15, 2013.

ABOUT GRUMA
GRUMA, S.A.B. de C.V.,  is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 22,000 employees and 100 plants. In 2012, GRUMA had net sales of US$4.9 billion, of which 65% came from non-Mexican operations.